SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 1)*

NETSPEND HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

64118V106

(CUSIP Number)

G. Sanders Griffith

Senior Executive Vice President, General Counsel and Secretary

Total System Services, Inc.

One TSYS Way

Columbus, Georgia, 31901

(706) 649-2310

copies to:

C. William Baxley

C. Spencer Johnson III

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: Total System Services, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Georgia
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 0%
(14)	Type of reporting person: CO

This Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D (the “Schedule 13D”) filed on February 20, 2013 by Total System Services, Inc., a Georgia corporation (“TSYS”), relates to the common stock, $0.001 par value per share (the “Common Stock”) of NetSpend Holdings, Inc., a Delaware corporation (“NetSpend”), and is being filed to amend the Schedule 13D as specifically set forth below. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On June 18, 2013, the stockholders of NetSpend adopted the Agreement and Plan of Merger, dated as of February 19, 2013, as amended on May 29, 2013 (as amended, the “Merger Agreement”), by and among NetSpend, TSYS, and General Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of TSYS (“Sub”). On July 1, 2013, the Merger was completed, as described in Item 4, in accordance with the Merger Agreement. Upon completion of the Merger, the Voting Agreement, as described in Item 4, terminated in accordance with its terms.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On June 18, 2013, the stockholders of NetSpend adopted the Merger Agreement. On July 1, 2013, Sub merged with and into NetSpend and completed the Merger. As a result of the Merger, NetSpend is now a wholly owned subsidiary of TSYS. Pursuant to the Merger Agreement, at the effective time of the Merger:

•

each share of Common Stock issued and outstanding immediately prior to the effective time (other than any dissenting shares, treasury shares, or shares held by NetSpend, TSYS or Sub and their respective subsidiaries) was cancelled and retired and was converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to $16.00; and

•

each share of Series A Convertible Preferred Stock of NetSpend issued and outstanding immediately prior to the effective time (other than any dissenting shares) was cancelled and retired and was converted into the right to receive from the Surviving Corporation, an amount in cash, without interest, equal to $160.00.

Upon completion of the Merger, the Voting Agreement terminated in accordance with its terms.

Pursuant to Section 1.5 of the Merger Agreement, from and after the effective time of the Merger, the directors of Sub immediately prior to the effective time of the Merger became the directors of the Surviving Corporation. As a result, M. Troy Woods became the director of the Surviving Corporation. Immediately thereafter, Mr. Woods was removed as the director of the Surviving Corporation and Daniel R. Henry and Charles J. Harris were appointed as directors of the Surviving Corporation. The following persons are no longer officers of NetSpend as of July 1, 2013: George Gresham, Steven Coleman and James Jerome. Charles J. Harris was appointed to serve as President and Chief Operating Officer of the Surviving Corporation.

Pursuant to Section 1.3 and Section 1.4 of the Merger Agreement, at the effective time of the Merger, the certificate of incorporation and the by-laws of Sub, as in effect immediately prior to the effective time, became the certificate of incorporation and the by-laws of the Surviving Corporation until amended in accordance with the General Corporation Law of the State of Delaware.

Upon consummation of the Merger, the shares of Common Stock ceased to be listed on the NASDAQ stock market.

Item 5.	Interest in Securities of the Issuer.

Item 5(e) is hereby amended and replaced in its entirety with the following:

(e) On July 1, 2013, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information set forth, or incorporated by reference in, Items 4 and 5 in the Amendment No. 1 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of February 19, 2013, by and among Total System Services, Inc., General Merger Sub, Inc. and NetSpend Holdings, Inc. (incorporated by reference to Exhibit 2.1 to TSYS’ Current Report on Form 8-K filed on February 19, 2013).

Exhibit 2	Voting Agreement, dated as of February 19, 2013, by and among Total System Services, Inc. and JLL Partners Fund IV, L.P., JLL Partners Fund V, L.P., Oak Investment Partners X, Limited Partnership and Oak X Affiliates Fund, L.P. (incorporated by reference to Exhibit 10.1 to TSYS’ Current Report on Form 8-K filed on February 19, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2013

Total System Services, Inc.

By	/s/ Kathleen Moates
Name:	Kathleen Moates
Title:	Senior Deputy General Counsel